Exhibit 99.1

Samuel Dimon 212 450 4037 Samuel.Dimon@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

May 1, 2008

Deutsche Bank AG
60 Wall Street
New York, NY 10005

Ladies and Gentlemen:

We have acted as special tax counsel to Deutsche Bank AG (the “Bank”) in connection with the preparation and filing of product supplement AE, dated May 1, 2008, relating to Review Notes Linked to an Index or Indices (the “Product Supplement”), which supplements a prospectus supplement dated November 13, 2006 for the Bank’s Global Notes, Series A, which in turn supplements a prospectus dated October 10, 2006 contained in the Company’s Registration Statement No. 333-137902 on Form F-3  (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement, subject to the conditions and limitations described therein, set forth the generally applicable material U.S. federal income tax considerations of ownership and disposition of the securities offered pursuant to the Product Supplement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours, /s/ Davis, Polk & Wardwell